February 3, 2020

Christopher J. Paucek
Chief Executive Officer
2U, Inc.
7900 Harkins Road
Lanham, MD 20706

       Re: 2U, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           File No. 001-36376

Dear Mr. Paucek:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Paul S. Lalljie, Chief Financial Officer